Exhibit 4(b).9

English Language Summary

Authorization Agreement for Radiofrequency Blocks Personal Mobile Service– Termo de Outorga de Autorização de Uso de Blocos de Radiofrequências Associadas ao Serviço Móvel Pessoal No. 515/2012/ SPV-ANATEL

Parties:	Vivo S.A., as authorizee, and Agência Nacional de Telecomunicações (ANATEL), as grantor.

Date:	October 16, 2012

Expiration:	October 18, 2027

Purpose:	Authorization to use blocks of radiofrequency associated with Personal Mobile Service, without exclusivity, primarily in sub-bands 2,550 to2,570 MHz and 2,670 to 2,690 MHz.

Area:
Region II of the General Plan of Personal Mobile Service Authorization, which includes the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Federal District.

Amount:
R$248,344,927.69 (two hundred forty-eight million, three hundred forty and four thousand, nine hundred twenty-seven reais and sixty-nine cents). 10% of the total value was paid upon signing, the remainder will be paid in 2013.

Renewal:
This license may be renewed only once, for 15 years. The amount due for the renewal will be payable every two years during the extension period for an amount corresponding to 2% (two percent) of the revenues of the Personal Mobile Service provider for the year preceding payment, net of taxes and social contributions. On the 15th year the provider must pay 1% of its revenue for the previous year.

Penalties:
Breach of the Authorization Agreement and applicable regulations to Multimedia Communication Services may result in administrative proceedings by ANATEL, the application of warning sanctions, fines, temporary suspension or revocation of licenses.